SEC File Number
001-40054
CUSIP Number
12047B 105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Bumble Inc.

Full Name of Registrant:

Not applicable.

Former Name if Applicable:

1105 West 41st Street

Address of Principal Executive Office (Street and Number):

Austin, Texas 78756

City, State and Zip Code:

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bumble Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “10-Q”) within the prescribed time period without unreasonable effort or expense because the Company has been unable to timely finalize certain prior period adjustments, including with respect to the recognition and presentation of debt issuance costs and refunds from third-party aggregators, which impacted the Company’s 2020 annual financial statements, 2021 quarterly and annual financial statements and quarterly financial statements for the three months ended June 30, 2022 and March 31, 2022. As the Company previously disclosed in a press release dated November 9, 2022, a copy of which was included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated November 9, 2022, these revisions were not material to such prior periods and do not affect the ongoing operations of the Company or adjusted EBITDA.

The Company plans to file the 10-Q no later than the fifth calendar day following the prescribed due date.

Cautionary Note on Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements reflecting our current views with respect to, among other things, our operations, our financial performance, our industry, and on our business and other non-historical statements. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believe(s),” “expect(s),” “potential,” “continue(s),” “may,” “will,” “should,” “could,” “would,” “seek(s),” “predict(s),” “intend(s),” “trends,” “plan(s),” “estimate(s),” “anticipates,” “projection,” “will likely result” and or the negative version of these words or other comparable words of a future or forward-looking nature. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. For additional information on these and other factors that could cause the Company’s actual results to differ materially from expected results, please see our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2022, as such factors may be updated from time to time in our subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. The forward-looking statements included here are made only as of the date of this report, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Anuradha B. Subramanian	(512)	696-1409
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bumble Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2022	By:	/s/ Anuradha B. Subramanian
Name: Anuradha B. Subramanian
Title: Chief Financial Officer